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                            May 16, 2022

       Camilo McAllister
       Chief Financial Officer
       Constellation Oil Services Holding S.A.
       8-10, Avenue de la Gare
       L-1610 Luxembourg
       Grand Duchy of Luxembourg
       RCS number : B163424

                                                        Re: Constellation Oil
Services Holding S.A.
                                                            Application for
Qualification of Indenture on Form T-3
                                                            Filed May 6, 2022
                                                            File No. 022-29103

       Dear Mr. McAllister:

                                                        This is to advise you
that we have not reviewed and will not review your application.

              Please refer to Section 307(c) of the Trust Indenture Act of 1939 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

             Please contact Cheryl Brown, Law Clerk, at (202) 551-3905 or Irene Barberena-
       Meissner, Staff Attorney, at (202) 551-6548 with any questions.




                            Sincerely,


                            Division of Corporation Finance

                            Office of Energy & Transportation
       cc:                                              Rafael Roberti, Esq.